UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. N/A)*

MMTec, Inc.
(Name of Issuer)

Ordinary Shares, $0.001 Per share
(Title of Class of Securities)

G6181K106
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	G6181K106

1	Names of Reporting Persons
Betop Tech Limited
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
5,000,000*
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
5,000,000*
9	Aggregate Amount Beneficially Owned by Each Reporting Person
5,000,000*
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
16.4%*
12	Type of Reporting Person (See Instructions)
CO

*The ownership information above is as of the end of business day on December 31, 2021, the day on which the filing of this Schedule 13G was triggered.

SCHEDULE 13G

CUSIP No.	G6181K106

1	Names of Reporting Persons
Chao Qi
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
5,000,000*
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
5,000,000*
9	Aggregate Amount Beneficially Owned by Each Reporting Person
5,000,000*
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
16.4%*
12	Type of Reporting Person (See Instructions)
IN

* The ownership information above is as of the end of business day on December 31, 2021, the day on which the filing of this Schedule 13G was triggered.

Item 1.

(a)	Name of Issuer: MMTec, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

AF, 16/F, Block B, Jiacheng Plaza, 18 Xiaguangli, Chaoyang District, Beijing, 100027

Item 2.

(a)	Name of Person Filing:

(i)	Betop Tech Limited

(ii)	Chao Qi. Mrs. Qi is the sole director of Betop Tech Limited

(b)	Address of Principal Business Office or, if None, Residence:

For both persons filing:

Unit S532A, 5/F, Core Building 2, 1 W, Science and Technology park, Shatin, NT, Hong Kong

(c)	Citizenship:

Betop Tech Limited is a company organized under the laws of Hong Kong.

Mrs. Chao Qi is a citizen of the People's Republic of China.

(d)	Title and Class of Securities: Ordinary Shares, par value $0.001 per share

(e)	CUSIP No.: G6181K106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

A. Betop Tech Limited

(a)	Amount Beneficially Owned: 5,000,000

(b)	Percent of Class: 16.4%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 5,000,000

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 5,000,000

B. Chao Qi

(a)	Amount Beneficially Owned: 5,000,000

(b)	Percent of Class: 16.4%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 5,000,000

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 5,000,000

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Item 8.	Identification and classification of members of the group.

Item 9.	Notice of Dissolution of Group.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 13th, 2022

Betop Tech Limited,

/s/ Chao Qi

Chao Qi, Sole Director

Chao Qi

/s/ Chao Qi

Chao Qi, an individual

Exhibit 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  January 13th, 2022

Betop Tech Limited,

/s/ Chao Qi

Chao Qi, Sole Director

Chao Qi

/s/ Chao Qi

Chao Qi, an individual